SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET Serviços de Comunicação S.A. Corporate Taxpayer’s ID (CNPJ/MF) 00.108.786/0001-65 Company Registry (NIRE) 35.300.177.240 Publilcy-held Company Rua Verbo Divino nº 1.356 – 1º andar , São Paulo-SP

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The shareholders of NET SERVIÇOS DE COMUNICAÇÃO S.A. are hereby convened to an Extraordinary Shareholders’ Meeting, to be held on October 2, 2008, at 11.00 am, at the Company’s headquarters, at Rua Verbo Divino, nº 1.356, 1º andar, in the city and state of São Paulo, to resolve on the following AGENDA:

1. To acknowledge the resignation of the member of the Fiscal Council, Mr. Antônio José Alves Junior, and
2. To elect his substitute until the conclusion of the term of office of the Fiscal Council.

Shareholders whose shares are held in custody by the CBLC (Brazilian Clearing and Depositary Coporation) who wish to attend the meeting should present a certificate issued by said institution by September 30, 2008, attesting to their shareholding position.

São Paulo, September 17, 2008.

Roberto Irineu Marinho – Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.